UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42290

HomesToLife Ltd

(Translation of registrant’s name into English)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of HomesToLife Ltd (the “Company”) convened at August 22, 2025, at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on August 21, 2025), at 229 Mountbatten Road #03-44/45, Mountbatten Square, Singapore 398007, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 89,687,500 votes, as of July 24, 2025, the record date, were outstanding. There were present in person or by proxy 86,250,387 ordinary shares voted at the Meeting, which represents 96.17% of the votes of the outstanding ordinary shares in the Company. The results of the votes were as follows.

1.	Proposal One - AN ORDINARY RESOLUTION THAT the appointment of CLA Global TS Public Accounting Corporation to serve as the independent registered accountant of HomesToLife for the fiscal year ending December 31, 2025 be ratified, confirmed and approved in all respects.

	For	Against	Withheld/Abstained
Total	86,250,187	200	0
Percentage of voted shares:	99.9998%	0.0002%	0.00%

2.	Proposal Two - AN ORDINARY RESOLUTION THAT Phua Yong Pin, Phua Yong Tat, Wang Jun, Lee Ai Ming, and Dai Jing “Sophia,” be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified.

	For	Against	Withheld/Abstained
Total	86,250,187	200	0
Percentage of voted shares:	99.9998%	0.0002%	0.00%

3.	Proposal Three - AN ORDINARY RESOLUTION THAT the authorised share capital of the Company be increased from (i) US$10,000.00 divided into 100,000,000 ordinary shares of par value of US$0.0001 each, to (ii) US$50,000.00 divided into 500,000,000 ordinary shares of par value of US$0.0001 each.

	For	Against	Withheld/Abstain
Total	86,250,187	200	0
Percentage of voted shares:	99.9998%	0.0002%	0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

By:	/s/ Phua Yong Tat
Name:	Phua Yong Tat
Title:	Director and Vice-Chairman

Date: August 22, 2025